SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of October, 2007

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: 3rd Quarter Results





Embargo: 07.00am Tuesday 23 October 2007

PRUDENTIAL PLC THIRD QUARTER 2007 NEW BUSINESS RESULTS

All figures in the table below are for the nine months to 30 September 2007, with comparisons to 2006 at constant exchange rates.



                                         APE               Growth             PVNBP             Growth


Total Group Insurance            GBP1,979 million            15%         GBP14.4 billion           8%

Total Group Retail Insurance     GBP1,894 million            28%         GBP13.5 billion          25%

Asia                             GBP939 million              48%         GBP 5.0 billion          52%

US                               GBP511 million              20%         GBP 5.1 billion          20%

UK Retail                        GBP523 million               8%         GBP 4.2 billion           6%

UK Total                         GBP529 million            (20)%         GBP 4.2 billion         (26)%

Asia Fund Management        Net inflows of GBP2.4 billion up 59%

M&G                         Net inflows of GBP3.6 billion down 30%





Mark Tucker, Group Chief Executive said:



"These new business numbers demonstrate that there is real and continued momentum across the Group, building on the strong growth of the past two years.



"Year to date sales in our Asian life operations are up an excellent 48 per cent compared to 2006 and have already exceeded the GBP908 million achieved for the full year 2006.



"Jackson, our US business, has recorded further very good growth of 20 per cent in new business overall with a 33% increase in its variable annuity market sales, reflecting its competitive advantages in this product.



"UK retail insurance sales were up 8 per cent on the same period last year with strong performance in individual annuities and corporate pensions, good growth in lifetime mortgages and further demand for Prudential's with-profits products.



"In our asset management businesses, Asian net fund inflows of GBP2.4 billion were up 59 per cent on the same period in 2006, while M&G's net fund inflows of GBP3.6 billion were 30 per cent down on the first three quarters of last year but still the second highest on record.



"Our strategy remains focused on the growing global market for retirement savings and income. Our regional platforms and global capabilities place the Group in an excellent position to capture a disproportionate share of this opportunity."


Commentary on Third Quarter 2007 New Business Results



Asia insurance operations



Prudential's Corporation Asia's (PCA's) life operations nine month sales as at 30 September 2007 were GBP939 million, up 48 per cent compared to 2006 continuing the trend seen at the half year. Nine month sales in 2007 have already exceeded the GBP908 million achieved for the full year 2006. The life operations delivered new business APE of GBP320 million during the third quarter this year, an increase of 51 per cent over the same quarter in 2006. On the PVNBP basis sales for third quarter 2007 of GBP1.7 billion are 54 per cent higher than the same period last year with the comparable numbers for the nine-month period being GBP5 billion, 52 per cent higher.



The strong growth is attributable to progress with the previously stated priorities for the region that include the further strengthening of agency through increasing scale and improving productivity enhancing partnership distribution, introducing health solutions and developing a holistic retirement strategy.



In Taiwan growth in the first nine months is 90 per cent above the same period in 2006, driven by a significant increase in agency activity rates. The momentum seen in Taiwan during the second quarter, attributed to launch of the retirement themed VA product, has continued beyond the initial launch period, with third quarter sales of GBP50 million being up 67 per cent on the same period in 2006. The new business mix remains 79 percent unit linked but margins have reverted to more typical levels as the VA launch incentives have finished.



The pace of growth in India remains strong. Nine month sales to 30 September of GBP126 million are up 64 per cent on the same period in 2006. Third quarter sales are up 95 per cent with Prudential's 26 per cent share recording sales of GBP43 million. The operation now has 256,000 agents up 98 per cent over 30 September 2006. ICICI-Prudential Life remains the leading private sector insurer in India and has a 9.6 per cent share of the total market new business. Health related products remain a focus and whilst these are only a small contributor to new business volume (2 per cent) they are written at a higher margin than unit linked products in India.



During the first half of 2007, the pace of growth in Korea had moderated following weaker market sentiment towards linked products early on in the year, the constraint from regulatory caps on volumes from individual bank partners and challenges in recruiting financial consultants. However, following an incentive programme and encouraging bancassurance with local banks Kookmin Bank and Industrial Bank Korea the pace has picked up again during the third quarter, resulting in nine month sales of GBP192 million, an increase of 25 per cent on 2006, and third quarter new business of GBP72 million which is 41 per cent higher than the same period in 2006.



Hong Kong continues to record strong growth with nine month sales of GBP114 million, up 39 per cent on the same period in 2006. Third quarter new business of GBP40 million represented a 25 per cent increase on the same period in 2006. The key drivers were continuing momentum for linked sales in the agency channel and a record quarter for bancassurance. We have also just launched a new critical illness product in Hong Kong.



In Indonesia Prudential is becoming well established as the industry leader with nine month growth of 66 per cent to GBP78 million. Growth in the third quarter was 72 per cent to GBP31 million. Agent numbers of 44,000 at 30 September 2007 are up 10,000 over the same time last year as Prudential continues to expand its agency channel. During September the business very successfully launched its first takaful product.



Singapore's nine month sales of GBP89 million show 25 per cent growth on the same period in 2006 primarily driven by improved agency productivity. Singapore has also launched a very successful new health product with 53,000 applications to the end of September.



Japan's new business, at GBP24 million for the first nine months, is three times the same period last year driven by Term Life products and success with partnership distribution.



China has reported a 77 per cent increase in the first nine months of 2007 with the third quarter being its strongest quarter to date at GBP17 million, up 89 per cent on the same period in 2006.



Of all PCA's markets, Malaysia is currently the most challenging with growth at 9 per cent for the first nine months of 2007 compared to the same period in 2006. It is worth noting however that this exceeds the current level of market growth in Malaysia. There are a number of initiatives to increase sales underway including a medical plan upgrade, a new VA product and the 'What's Your Number?' retirement campaign which has already been successful for Prudential in Hong Kong, Korea and Taiwan.



Whilst Vietnam is a smaller contributor to growth in absolute terms, it has returned to growth with nine month sales up 33 per cent on the same period in 2006, and we have recently received the final regulatory approvals for the launch of unit linked products. With one of the market leading life operations, a successful asset management operation and a newly launched consumer finance operation, Prudential has an unparalleled platform in Vietnam.



Whilst small in absolute terms, Thailand and Philippines have also shown encouraging growth in the third quarter.



Overall the long term prospects in Asia remain as compelling as ever and Prudential sees no material impediments to sustained, profitable growth. We remain focused on delivering our priorities and previously announced new business profit targets and expect these to drive further increases in shareholder value.



US insurance operations



Jackson, Prudential's US insurance business, delivered APE sales of GBP511 million in the first three quarters of 2007, representing a 20 per cent increase over the same period in 2006, driven by continued growth in sales of variable annuities. Retail APE sales of GBP432 million were up 21 per cent. APE sales in the third quarter of 2007 were GBP159 million, up 20 per cent over the same period in 2006. On a PVNBP basis, new business sales for the nine months to 30 September 2007 were GBP5.1 billion.



Jackson delivered record variable annuity sales of GBP3.4 billion in the first three quarters of 2007, up 33 per cent on the corresponding period last year. Variable annuity APE sales for the third quarter of 2007 were GBP117 million, up 37 per cent over the same period in 2006. For the half year 2007, Jackson increased its variable annuity market share to 5.1 per cent, up from 4.6 per cent for full year 2006, and increased its ranking to 11th in variable annuity sales, up from 12th for full year 2006. Jackson also ranked second in variable annuity net flows in the second quarter of 2007. This significant sales growth performance in variable annuity sales was driven by Jackson's distinct competitive advantages of an innovative product offering, an efficient and flexible technology platform, a relationship-driven distribution model and award winning customer service.



Earlier in the year, Jackson continued its track record of product innovation by enhancing its existing variable annuity offering, namely by adding three new guaranteed minimum withdrawal benefits (GMWBs), a new guaranteed minimum accumulation benefit (GMAB), and several new portfolio investment options. Jackson also launched a new line of retail mutual funds, a simplified variable annuity, a new universal life product, and a new fixed index annuity.



Fixed annuity APE sales of GBP42 million were 11 per cent down on the same period of 2006. APE sales in the third quarter of 2007 were GBP13 million, 30 per cent down on the same period of 2006. Industry sales of traditional fixed annuities were 20 per cent lower at the half year compared to the same period in 2006. Entry spreads for fixed annuities continued to be challenging in the first three quarters of 2007 and the interest rate environment limited the crediting rates that could be offered on the products and has therefore diminished their attractiveness to customers. Jackson ranked sixth in traditional fixed annuity sales with a market share of 3.3 per cent in the first half of 2007 up from a ranking of seventh and a market share of 3.1 per cent for the full year 2006.



Fixed index annuity sales continued to be affected by the uncertain regulatory environment in the US and industry sales were 4 per cent lower at the half year compared to the same period last year. APE sales of GBP34 million were 15 per cent down on the same period in 2006. APE sales in the third quarter of 2007 were GBP12 million, 9 per cent down on the same period of 2006 but 11 per cent up on the second quarter of 2007 driven by strong sales of the new product launched in June. In the second quarter of 2007, Jackson ranked first in fixed index annuity sales through banks for the eighth consecutive quarter.



Institutional APE sales of GBP79 million were up 13 per cent on the same period in 2006, as Jackson continues to participate in this market on an opportunistic basis.



Curian Capital, a specialised asset management company that provides innovative fee-based separately managed accounts, continues to build its position in the US retail asset management market with total assets under management at the end of September 2007 of GBP1.6 billion ($3.3 billion) compared with GBP1.2 billion at CER ($2.4 billion) at the end of December 2006. Curian generated record deposits in the first three quarters of 2007 of GBP484 million, up 56 per cent on the same period in 2006.



Jackson's fixed maturity portfolio is of high quality and its exposure to sub prime mortgage business is modest and is through structured deals in the highest rated ('AAA') tranches. Jackson's recognised IFRS net credit related losses for the total fixed maturity portfolio of GBP6 million ($12 million) to the end of September 2007. In determining IFRS operating profit, the longer-term return for fixed income securities incorporates a risk margin reserve (RMR) charge for longer term defaults and the net loss position for the nine months to 30 September 2007 is well below the current year RMR charge.



Jackson continues to focus on value-driven growth and is well positioned to take advantage of the attractive opportunities in the US retirement market, through organic growth and also through bolt-on acquisitions, where Jackson will consider taking advantage of securitisation financing, that meet targeted rates of return.



UK insurance operations



Overall retail APE sales in the first nine months were up 8 per cent year-on-year to GBP523 million, driven principally by continued strong performance in individual annuities and corporate pensions, good growth in lifetime mortgages and demand for Prudential's with-profits products where customers benefit from Prudential's asset allocation expertise and experience. In line with the strategy announced in March 2007, Prudential UK has continued to de-emphasise low margin, low persistency pension and unit-linked bond business, which has resulted in third-quarter on third-quarter growth in retail sales of 3 per cent to GBP165 million. On a PVNBP basis retail sales in the first nine months were up 6 percent to GBP4.2 billion.



Total sales for Prudential UK for the first nine months of 2007 were GBP529 million, a decrease of 20 per cent over the same period last year. This was due to two large back-book deals in the first half of 2006 which were not repeated in 2007 as well as GBP45 million of credit life sales in the first nine months of 2006 under a contract with Lloyds TSB that was not renewed in 2007. On a PVNBP basis total sales were down 26 per cent to GBP4.2 billion. Prudential UK will continue to compete selectively in the wholesale market, only writing business that delivers an acceptable rate of return. As previously announced, Prudential UK expects to complete the transfer of Equitable Life's portfolio of in-force with-profit annuities in the fourth quarter of 2007 at which point it will recognise new business premium and associated profit from this transaction. This transaction comprises a book of 62,000 policies and assets of approximately GBP1.7 billion. Equitable Life's Extraordinary General Meeting is scheduled for 26 October and the UK Court hearing for approval of the transfer is due on 28 November.



Individual annuity sales in the first nine months grew by 14 per cent to GBP214 million, with sales of GBP74 million in the third quarter in line with the same quarter last year. Prudential continues to benefit from the strength of its internal vesting pipeline with sales in the first nine months of GBP103 million up 6 per cent on the same period last year. Annuity sales through the UK's direct channel and its partnership deals of GBP66 million were 32 per cent higher than last year. Prudential has recently announced a new partnership agreement with Barclays, where Prudential UK is the preferred provider for customers who enquire about a range of annuity options - this is on track for launch in the fourth quarter with business flows due to start in the first quarter of 2008.



Prudential continues to be the clear leader in the growing with-profit annuity market with sales of GBP36 million up 43 per cent on the first nine months of 2006 and sales up 16 per cent on the third quarter of 2006.



Corporate pensions sales increased 20 per cent to GBP173 million, with sales in the third quarter 2 per cent above the third quarter of 2006. The sales increase was due to a combination of new scheme growth, new member growth and incremental sales to existing schemes.



Lifetime mortgage advances in the first nine months of GBP108 million have increased by 96 per cent on the same period in 2006, supported by growth and development of the face-to-face sales-force as well as continued work to build relationships in the intermediary channel. Advances in the third quarter of GBP41 million were 64 per cent above the third quarter of 2006. Prudential UK had grown its market share to 11.2 per cent at the end of the second quarter.



With-profit bonds sales in the first nine months of GBP27 million were up 50 per cent on the corresponding period of 2006 on the back of impressive investment performance of the with-profits fund over a sustained period of years. Sales in the third quarter of GBP10 million were up 43 per cent on the same quarter last year. Sales of PruFund, Prudential's unitised and smoothed investment plan, have now exceeded GBP200m since launch three years ago.



Unit-linked bond sales in the first nine months of GBP23 million were down 32 per cent on 2006. Sales of GBP7 million in the third quarter were down 30 per cent on the same quarter last year. Prudential has continued its focus on value rather than volume and moved away from sales of the initial commission-based unit-linked bond. Prudential launched the Prudential Investment Plan (PIP), a factory gate priced bond, in August. PIP includes a selected range of investment solutions, offering both with-profits and unit-linked options, including the recently launched Cautious Managed Growth and Managed Defensive Funds, which utilise Prudential's core asset allocation expertise. These two funds have generated strong relative and absolute investment returns since they were launched and are available across the full tax wrapper suite, including onshore and offshore bonds, individual pensions and mutual funds.



Prudential welcomes the publication of the FSA's Retail Distribution Review discussion papers which outline a number of potential changes designed to encourage greater levels of transparency, professionalism and sustainability, with the prime aim of increasing consumers' access to savings and their understanding of the value of advice. Prudential is encouraged that the concept of consumer agreed remuneration has been included as part of the Review and believes that this is an excellent opportunity to put in place a framework that will better align the interests of consumers, advisers and providers.



Offshore product sales in the first nine months were GBP34 million, driven by a 59 per cent increase in sales in Europe. This reflected strengthening demand for Prudential's with-profits offering in its target markets. Although overall offshore sales were down 29 per cent on the first nine months of 2006, this was as a result of a large tranche of one-off business that was written with a particular UK distributor in the first half of 2006. Sales in the third quarter were up 16 per cent with sales in Europe up 85 per cent compared with the corresponding quarter last year.



PruHealth continues to progress well and now covers 131,000 lives, an increase of 47 per cent since the end of 2006. The business has continued to focus on high quality corporate schemes and retail business and gross written premiums of GBP45 million were up 87 per cent on the corresponding period last year. Tied regional broker networks have recently been established to enhance our distribution coverage.



Prudential UK and South African joint venture partner, Discovery, launched PruProtect in September. This is an innovative new protection insurance product offering customers life cover, income protection and severity-based serious illness cover.



While less dependent on investment bonds than many providers in the market, Prudential is, together with others in the industry, consulting the relevant Government departments to seek clarity on the capital gains tax proposals in the pre-Budget Report to avoid a detrimental impact on consumers' savings. Prudential's multi-asset investment capability means that it can provide savings and income products across all tax wrappers and its new income drawdown product will provide customers with further options and opportunities to manage their retirement provision.



Prudential UK continues to focus on the market for retirement savings and income through selectively competing in areas where it can generate attractive returns based on its manufacturing strengths and brand.



Asset Management



M&G



Strong fund performance led to M&G delivering gross fund inflows of GBP10.8 billion during the first nine months of 2007, an increase of 8 per cent on the same period last year, reflecting M&G's leading positions in retail funds management, institutional fixed income, pooled life and pension funds, property and private finance. Net fund inflows of GBP3.6 billion, while 30 per cent down on the first three quarters of last year, were the second highest on record.



M&G's retail business continued to perform well, with gross fund inflows up 28 per cent to GBP6.6 billion compared to the same period last year. Net fund inflows of GBP2.4 billion were down 5 per cent relative to the first nine months of 2006, but were still a solid result in a more challenging sales environment.



While equity markets have proved resilient, increased volatility and uncertainty in debt markets have had an effect on retail investor confidence. However, M&G remains extremely well positioned in its retail markets with strongly performing funds and an excellent UK and international distribution network, combined with a reinvigorated brand which has been very well received by both intermediaries and customers.



For M&G's wholesale businesses, gross fund inflows for the first nine months of the year were GBP4.2 billion, a decrease of 13 per cent on the same period last year. Net fund inflows of GBP1.2 billion were down 54 per cent compared to the first three quarters of 2006. This decrease has in the main been due to redemptions in M&G's segregated fixed income business in the third quarter due to one-off mandate changes and the ongoing reorganisation of mandates by some larger clients. It is worth noting that as part of this process of reorganisation, while M&G has seen physical outflows of assets, new revenue streams have arisen from clients' increased use of derivatives.



M&G's higher margin wholesale product lines have continued to be particularly strong performers, with gross fund inflows doubling in the first nine months of the year and net inflows up almost threefold. These business lines, such as leveraged loans, Collateralised Debt Obligations (CDOs), Infrastructure Finance and M&G's Absolute Return Business, currently account for 50 per cent of gross inflows, producing a more profitable sales mix for M&G's third party business.



Despite the recent turmoil in structured credit markets, the performance of M& G's range of CDOs has remained strong and the CDO team successfully closed their most recent issue, Panther V, in August. Current market conditions are very challenging for CDOs, although the market for synthetic transactions, in which M&G is a leading player, remains open. M&G's leveraged loans business also saw good inflows despite the wider market context. While activity in the leveraged loans has been very quiet in Q3, M&G expects to be among the first CLO managers to be able to conclude deals once activity in the market picks up



For M&G's Absolute Return Business, the 30th of September saw the reopening of the Episode global macro fund to new investment, having been soft closed for nine months after successfully reaching its target of $1.5 billion assets under management. The fund saw inflows of $190 million on the first day of reopening and M&G expects the $1 billion in new capacity on the fund to be fully subscribed over the next six months.



Looking ahead, M&G's priorities continue to be to deliver investment outperformance to its clients, extend distribution through existing channels and exploit new opportunities, and to leverage its scale and capabilities to develop innovative products for the retail and wholesale marketplaces.



Asian Fund Management Business



The Asian Fund Management business has continued to perform well in the first nine months of 2007 with record net flows of GBP2.4 billion up 59 per cent on the same period in 2006. This is primarily driven by net inflows in India, Japan and Taiwan. Of the GBP2.4 billion in net flows, 60 per cent were in longer-term equity and fixed income products with 40 per cent in shorter-term money market funds. Net inflows for the first nine months of 2007 are almost at the same level as the total net inflows for the full year of 2006.



Total third party funds under management were GBP16.1 billion at 30 September 2007, up 32 per cent on year end 2006. Taiwan, India and Japan were the main contributors to the nine month growth with funds under management increasing by 58 per cent, 48 per cent and 31 per cent respectively. In Japan, the growth in FUM was mainly attributed to net flows of GBP730 million from PCA Growing Asia Equity Open, India Infrastructure Equity and Asia Oceania Equity funds. Taiwan's growth was driven by the successful launch of the Asian Infrastructure Fund in May that raised GBP220 million, a discretionary mandate from The Public Service Pension Fund and institutional clients that contributed GBP100 million.



We continue to strengthen our distribution capability and reach in the region. In Korea, we have successfully implemented the PCA Life distribution project which has provided training and marketing promotion plans to support PCA Life agents to distribute our mutual fund products. In UAE, we have established thirteen distribution agreements since launch, with total funds under management of over GBP250 million.



We have increased our stake in CITIC Prudential Fund Management, our joint venture fund management company with CITIC Group in China. Our stake has increased from 33 per cent to 49 per cent from 12 August 2007, following approval from the regulators. Prudential and CITIC remain primary shareholders, each with a 49 per cent share with the balance of 2 per cent being held by China-Singapore Suzhou Industrial Park Venture Company. Notable achievements for the CITIC-Prudential operation include launching two well received funds and securing our participation in the Qualified Foreign Institutional Investor
(QFII) scheme. CITIC-Prudential currently acts as investment adviser to Prudential Asset Management HK for the latter's participation in China's domestic stock market through this scheme.



Prudential remains confident that its fund management businesses in Asia are well placed to achieve strong and profitable growth.





ENDS





Enquiries:


Media                                       Investors/Analysts
Jon Bunn                   020 7548 3559    James Matthews        020 7548 3561
William Baldwin-Charles    020 7548 3719    Marina Novis          020 7548 3511





Notes to Editor:



1. Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales and are subject to rounding.



2. Present Value of New Business Premiums (PVNBP) are calculated as equalling single premiums plus the present value of expected new business premiums of regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.



3. UK Retail sales include all products except bulk annuities and credit life sales.



4. There will be a conference call today for wire services at 7.30am (BST) hosted by Mark Tucker, Group Chief Executive, and Philip Broadley, Group Finance Director. Dial in telephone number: +44 (0)20 8609 0205. Passcode: 155439#



5.      There will be a conference call for investors and analysts at 09:30am
(BST) hosted by Mark Tucker, Group Chief Executive, and Philip Broadley, Group Finance Director. From the UK please call +44 (0)20 8609 0793 and from the US 1866 793 4279. Pin number 487687#. A recording of this call will be available for replay for one week by dialling: +44 (0)20 8609 0289 from the UK or +1 866 676 5865 from the US. The conference reference number is 160475#.



6. High resolution photographs are available to the media free of charge at www.newscast.co.uk (+44 (0) 207 608 1000).



7. Sales for overseas operations have been reported using average exchange rates as shown in the attached schedules. Commentary is given on the results on a constant exchange rate basis. The two bases are compared in the table below.


                                                       Annual Premium Equivalent Sales
                                      Actual Exchange Rates                            Constant Exchange Rates
                             2007 Q3             2006 Q3             +/- (%)     2007 Q3         2006 Q3         +/- (%)
                                 YTD                 YTD                             YTD             YTD
                                GBPm                GBPm                            GBPm            GBPm

UK                               529                 664               (20%)         529             664           (20%)
US                               511                 467                  9%         511             427             20%
Asia                             939                 673                 40%         939             633             48%
                              ______              ______              ______      ______          ______          ______
Total                          1,979               1,803                 10%       1,979           1,723             15%
                              ______              ______              ______      ______          ______          ______
                                                                Gross Inflows
                                      Actual Exchange Rates                            Constant Exchange Rates
                             2007 Q3             2006 Q3             +/- (%)     2007 Q3         2006 Q3         +/- (%)
                                 YTD                 YTD                             YTD             YTD
                                GBPm                GBPm                            GBPm            GBPm
M&G                           10,812               9,981                  8%      10,812           9,981              8%
US                                33                   -                   -          33               -               -
Asia                          27,945              14,694                 90%      27,945          14,095             98%
                              ______              ______              ______      ______          ______          ______
Total                         38,790              24,675                 57%      38,790          24,076             61%
                              ______              ______              ______      ______          ______          ______
                                                 Total Insurance and Investment New Business
                                      Actual Exchange Rates                            Constant Exchange Rates
                             2007 Q3             2006 Q3             +/- (%)     2007 Q3         2006 Q3         +/- (%)
                                 YTD                 YTD                             YTD             YTD
                                GBPm                GBPm                            GBPm            GBPm
Insurance                     10,788              11,185                (4%)      10,788          10,717              1%
Investment                    38,790              24,675                 57%      38,790          24,076             61%
                              ______              ______              ______      ______          ______          ______
Total                         49,578              35,860                 38%      49,578          34,793             42%
                              ______              ______              ______      ______          ______          ______





8. For Jackson, market share data is provided for the half year of 2007, being the latest available. Variable annuity data is sourced from VARDS, fixed annuity data is sourced from LIMRA and fixed index annuities data is sourced from LIMRA and The Advantage Group.



9.      Financial Calendar:

Full Year 2007 New Business Figures              29th January 2008
Full Year 2007 Results                           14th  March 2008



*Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP256 billion in assets under management, (as at 30 June 2007) Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.



Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", " seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.






                                           Schedule 1A - Constant Exchange Rates



PRUDENTIAL PLC - NEW BUSINESS - NINE MONTHS 2007

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

                             UK                      US (1a)                   Asia                     Total
                                                                               (1a)
                  2007 Q3  2006 Q3           2007 Q3 2006 Q3         2007 Q3  2006 Q3          2007 Q3  2006 Q3
                      YTD      YTD    +/-(%)     YTD     YTD  +/-(%)     YTD      YTD  +/-(%)      YTD      YTD  +/-(%)
                     GBPm     GBPm              GBPm    GBPm            GBPm     GBPm             GBPm     GBPm

Total Insurance     3,754    5,303     (29%)   4,989   4,162     20%   2,045    1,252     63%   10,788   10,717      1%
Products

Total Investment   10,812    9,981        8%      33       -       -  27,945   14,095     98%   38,790   24,076     61%
Products - Gross
Inflows (2)
                   ______   ______    ______  ______  ______  ______  ______   ______  ______   ______   ______  ______
                   14,566   15,284      (5%)   5,022   4,162     21%  29,990   15,347     95%   49,578   34,793     42%
                   ______   ______    ______  ______  ______  ______  ______   ______  ______   ______   ______  ______




INSURANCE OPERATIONS


                           Single                    Regular                    Total            Annual Equivalents (3)
                  2007 Q3  2006 Q3           2007 Q3  2006 Q3          2007 Q3  2006 Q3          2007 Q3  2006 Q3
                      YTD      YTD   +/-(%)      YTD      YTD  +/-(%)      YTD      YTD  +/-(%)      YTD      YTD +/-(%)
                     GBPm     GBPm              GBPm     GBPm             GBPm     GBPm             GBPm     GBPm
UK Insurance
Operations

Product Summary

Internal Vesting    1,030      972       6%        -        -       -    1,030      972      6%      103       97     6%
annuities

Direct and            658      501      31%        -        -       -      658      501     31%       66       50    32%
Partnership
Annuities

Intermediated         449      404      11%        -        -       -      449      404     11%       45       40    13%
Annuities
                   ______   ______   ______   ______   ______  ______   ______   ______  ______   ______   ______ ______
Total Individual    2,137    1,877      14%        -        -       -    2,137    1,877     14%      214      188    14%
Annuities          ______   ______   ______   ______   ______  ______   ______   ______  ______   ______   ______ ______

Equity Release        108       55      96%        -        -       -      108       55     96%       11        6    83%

Individual             27       16      69%        1        -       -       28       16     75%        4        2   100%
Pensions

Corporate             121       53     128%       58       39     49%      179       92     95%       70       44    59%
Pensions

Unit Linked           200      303    (34%)        -        -       -      200      303   (34%)       20       30  (33%)
Bonds

With-Profit           183       90     103%        -        -       -      183       90    103%       18        9   100%
Bonds

Protection           -           2        -        3        9   (67%)        3       11   (73%)        3        9  (67%)

Offshore              305      440    (31%)        3        -       -      308      440   (30%)       34       44  (23%)
Products
                   ______   ______   ______   ______   ______  ______   ______   ______  ______   ______   ______ ______
Total Retail        3,081    2,836       9%       65       48     35%    3,146    2,884      9%      373      332    12%
Retirement         ______   ______   ______   ______   ______  ______   ______   ______  ______   ______   ______ ______


Corporate             168      188    (11%)       86       81      6%      254      269    (6%)      103      100     3%
Pensions

Other Products        143      180    (21%)       20       19      5%      163      199   (18%)       34       37   (8%)

DWP Rebates           129      161    (20%)        -        -       -      129      161   (20%)       13       16  (19%)
                   ______   ______   ______   ______   ______  ______   ______   ______  ______   ______   ______ ______
Total Mature          440      529    (17%)      106      100      6%      546      629   (13%)      150      153   (2%)
Life and           ______   ______   ______   ______   ______  ______   ______   ______  ______   ______   ______ ______
Pensions
                   ______   ______   ______   ______   ______  ______   ______   ______  ______   ______   ______ ______
Total Retail        3,521    3,365       5%      171      148     16%    3,692    3,513      5%      523      485     8%
                   ______   ______   ______   ______   ______  ______   ______   ______  ______   ______   ______ ______
Wholesale              45    1,300    (97%)        -        -       -       45    1,300   (97%)        5      130  (96%)
Annuities

Credit Life            17      490    (97%)        -        -       -       17      490   (97%)        2       49  (96%)
                   ______   ______   ______   ______   ______  ______   ______   ______  ______   ______   ______ ______
Total UK            3,583    5,155    (30%)      171      148     16%    3,754    5,303   (29%)      529      664  (20%)
Insurance          ______   ______   ______   ______   ______  ______   ______   ______  ______   ______   ______ ______
Operations

Channel Summary

Direct and          1,737    1,594       9%      151      127     19%    1,888    1,721     10%      325      286    14%
Partnership

Intermediated       1,657    1,610       3%       20       21    (5%)    1,677    1,631      3%      186      182     2%

Wholesale              60    1,790    (97%)        -        -       -       60    1,790   (97%)        6      179  (97%)
                   ______   ______   ______   ______   ______  ______   ______   ______  ______   ______   ______ ______
Sub-Total           3,454    4,994    (31%)      171      148     16%    3,625    5,142   (30%)      516      647  (20%)
                   ______   ______   ______   ______   ______  ______   ______   ______  ______   ______   ______ ______
DWP Rebates           129      161    (20%)        -        -       -      129      161   (20%)       13       16  (19%)
                   ______   ______   ______   ______   ______  ______   ______   ______  ______   ______   ______ ______
Total UK            3,583    5,155    (30%)      171      148     16%    3,754    5,303   (29%)      529      664  (20%)
Insurance          ______   ______   ______   ______   ______  ______   ______   ______  ______   ______   ______ ______
Operations

US Insurance
Operations (1a)

Fixed Annuities       421      473    (11%)        -        -       -      421      473   (11%)       42       47  (11%)

Fixed Index           342      399    (14%)        -        -       -      342      399   (14%)       34       40  (15%)
Annuities

Variable            3,417    2,571      33%        -        -       -    3,417    2,571     33%      342      257    33%
Annuities

Life                    5        5       0%       13       12      8%       18       17      6%       14       13     8%
                   ______   ______   ______   ______   ______  ______   ______   ______  ______   ______   ______ ______
Sub-Total Retail    4,185    3,448      21%       13       12      8%    4,198    3,460     21%      432      357    21%
                   ______   ______   ______   ______   ______  ______   ______   ______  ______   ______   ______ ______
Guaranteed            260      297    (12%)        -        -       -      260      297   (12%)       26       30  (13%)
Investment
Contracts

GIC - Medium          531      405      31%        -        -       -      531      405     31%       53       41    29%
Term Note
                   ______   ______   ______   ______   ______  ______   ______   ______  ______   ______   ______ ______
Total US            4,976    4,150      20%       13       12      8%    4,989    4,162     20%      511      427    20%
Insurance          ______   ______   ______   ______   ______  ______   ______   ______  ______   ______   ______ ______
Operations

Asian Insurance
Operations (1a)

China                  55       21     162%       33       20     65%       88       41    115%       39       22    77%

Hong Kong             323      204      58%       82       62     32%      405      266     52%      114       82    39%

India (6)              20       14      43%      124       76     63%      144       90     60%      126       77    64%

Indonesia              65       16     306%       71       45     58%      136       61    123%       78       47    66%

Japan                  82       37     122%       16        3    433%       98       40    145%       24        7   243%

Korea                 119       72      65%      180      146     23%      299      218     37%      192      153    25%

Malaysia               20        3     567%       49       47      4%       69       50     38%       51       47     9%

Singapore             425      260      63%       46       45      2%      471      305     54%       89       71    25%

Taiwan                 99       52      90%      182       96     90%      281      148     90%      192      101    90%

Other (4)              21        9     133%       33       24     38%       54       33     64%       35       25    40%
                   ______   ______   ______   ______   ______  ______   ______   ______  ______   ______   ______ ______
Total Asian         1,229      688      79%      816      564     45%    2,045    1,252     63%      939      633    48%
Insurance          ______   ______   ______   ______   ______  ______   ______   ______  ______   ______   ______ ______
Operations
                   ______   ______   ______   ______   ______  ______   ______   ______  ______   ______   ______ ______
Group Total         9,788    9,993     (2%)    1,000      724     38%   10,788   10,717      1%    1,979    1,723    15%
                   ______   ______   ______   ______   ______  ______   ______   ______  ______   ______   ______ ______






                                             Schedule 1B - Actual Exchange Rates



PRUDENTIAL PLC - NEW BUSINESS - NINE MONTHS 2007

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

                             UK                       US (1b)                    Asia                     Total
                                                                                 (1b)

                   2007 Q3  2006 Q3          2007 Q3  2006 Q3          2007 Q3  2006 Q3          2007 Q3  2006 Q3
                       YTD      YTD  +/-(%)      YTD      YTD  +/-(%)      YTD      YTD  +/-(%)      YTD      YTD +/-(%)
                      GBPm     GBPm             GBPm     GBPm             GBPm     GBPm             GBPm     GBPm

Total Insurance      3,754    5,303   (29%)    4,989    4,548     10%    2,045    1,334     53%   10,788   11,185   (4%)
Products

Total Investment    10,812    9,981      8%       33        -       -   27,945   14,694     90%   38,790   24,675    57%
Products - Gross
Inflows (2)
                    ______   ______  ______   ______   ______  ______   ______   ______  ______   ______   ______ ______
                    14,566   15,284    (5%)    5,022    4,548     10%   29,990   16,028     87%   49,578   35,860    38%
                    ______   ______  ______   ______   ______  ______   ______   ______  ______   ______   ______ ______




INSURANCE OPERATIONS


                           Single                   Regular                    Total            Annual Equivalents (3)
                  2007 Q3  2006 Q3          2007 Q3  2006 Q3          2007 Q3  2006 Q3          2007 Q3  2006 Q3
                      YTD      YTD  +/-(%)      YTD      YTD  +/-(%)      YTD      YTD  +/-(%)      YTD      YTD  +/-(%)
                     GBPm     GBPm             GBPm     GBPm             GBPm     GBPm             GBPm     GBPm
UK Insurance
Operations

Product Summary

Internal Vesting    1,030      972      6%        -        -       -    1,030      972      6%      103       97      6%
annuities

Direct and            658      501     31%        -        -       -      658      501     31%       66       50     32%
Partnership
Annuities

Intermediated         449      404     11%        -        -       -      449      404     11%       45       40     13%
Annuities
                   ______   ______  ______   ______   ______  ______   ______   ______  ______   ______   ______  ______
Total Individual    2,137    1,877     14%        -        -       -    2,137    1,877     14%      214      188     14%
Annuities          ______   ______  ______   ______   ______  ______   ______   ______  ______   ______   ______  ______

Equity Release        108       55     96%        -        -       -      108       55     96%       11        6     83%

Individual             27       16     69%        1        -       -       28       16     75%        4        2    100%
Pensions

Corporate             121       53    128%       58       39     49%      179       92     95%       70       44     59%
Pensions

Unit Linked           200      303   (34%)        -        -       -      200      303   (34%)       20       30   (33%)
Bonds

With-Profit           183       90    103%        -        -       -      183       90    103%       18        9    100%
Bonds

Protection           -           2       -        3        9   (67%)        3       11   (73%)        3        9   (67%)

Offshore              305      440   (31%)        3        -       -      308      440   (30%)       34       44   (23%)
Products
                   ______   ______  ______   ______   ______  ______   ______   ______  ______   ______   ______  ______
Total Retail        3,081    2,836      9%       65       48     35%    3,146    2,884      9%      373      332     12%
Retirement         ______   ______  ______   ______   ______  ______   ______   ______  ______   ______   ______  ______


Corporate             168      188   (11%)       86       81      6%      254      269    (6%)      103      100      3%
Pensions

Other Products        143      180   (21%)       20       19      5%      163      199   (18%)       34       37    (8%)

DWP Rebates           129      161   (20%)        -        -       -      129      161   (20%)       13       16   (19%)
                   ______   ______  ______   ______   ______  ______   ______   ______  ______   ______   ______  ______
Total Mature          440      529   (17%)      106      100      6%      546      629   (13%)      150      153    (2%)
Life and           ______   ______  ______   ______   ______  ______   ______   ______  ______   ______   ______  ______
Pensions

                   ______   ______  ______   ______   ______  ______   ______   ______  ______   ______   ______  ______
Total Retail        3,521    3,365      5%      171      148     16%    3,692    3,513      5%      523      485      8%
                   ______   ______  ______   ______   ______  ______   ______   ______  ______   ______   ______  ______

Wholesale              45    1,300   (97%)        -        -       -       45    1,300   (97%)        5      130   (96%)
Annuities

Credit Life            17      490   (97%)        -        -       -       17      490   (97%)        2       49   (96%)
                   ______   ______  ______   ______   ______  ______   ______   ______  ______   ______   ______  ______
Total UK            3,583    5,155   (30%)      171      148     16%    3,754    5,303   (29%)      529      664   (20%)
Insurance          ______   ______  ______   ______   ______  ______   ______   ______  ______   ______   ______  ______
Operations

Channel Summary

Direct and          1,737    1,594      9%      151      127     19%    1,888    1,721     10%      325      286     14%
Partnership

Intermediated       1,657    1,610      3%       20       21    (5%)    1,677    1,631      3%      186      182      2%

Wholesale              60    1,790   (97%)        -        -       -       60    1,790   (97%)        6      179   (97%)
                   ______   ______  ______   ______   ______  ______   ______   ______  ______   ______   ______  ______
Sub-Total           3,454    4,994   (31%)      171      148     16%    3,625    5,142   (30%)      516      647   (20%)
                   ______   ______  ______   ______   ______  ______   ______   ______  ______   ______   ______  ______
DWP Rebates           129      161   (20%)        -        -       -      129      161   (20%)       13       16   (19%)
                   ______   ______  ______   ______   ______  ______   ______   ______  ______   ______   ______  ______
Total UK            3,583    5,155   (30%)      171      148     16%    3,754    5,303   (29%)      529      664   (20%)
Insurance          ______   ______  ______   ______   ______  ______   ______   ______  ______   ______   ______  ______
Operations


US Insurance
Operations (1b)

Fixed Annuities       421      516   (18%)        -        -       -      421      516   (18%)       42       52   (19%)

Fixed Index           342      437   (22%)        -        -       -      342      437   (22%)       34       44   (23%)
Annuities

Variable            3,417    2,809     22%        -        -       -    3,417    2,809     22%      342      281     22%
Annuities

Life                    5        6   (17%)       13       13      0%       18       19    (5%)       14       14      0%
                   ______   ______  ______   ______   ______  ______   ______   ______  ______   ______   ______  ______
Sub-Total Retail    4,185    3,768     11%       13       13      0%    4,198    3,781     11%      432      390     11%
                   ______   ______  ______   ______   ______  ______   ______   ______  ______   ______   ______  ______
Guaranteed            260      325   (20%)        -        -       -      260      325   (20%)       26       33   (21%)
Investment
Contracts

GIC - Medium          531      442     20%        -        -       -      531      442     20%       53       44     20%
Term Note
                   ______   ______  ______   ______   ______  ______   ______   ______  ______   ______   ______  ______
Total US            4,976    4,535     10%       13       13      0%    4,989    4,548     10%      511      467      9%
Insurance          ______   ______  ______   ______   ______  ______   ______   ______  ______   ______   ______  ______
Operations

Asian Insurance
Operations (1b)

China                  55       22    150%       33       21     57%       88       43    105%       39       23     70%

Hong Kong             323      224     44%       82       68     21%      405      292     39%      114       90     27%

India (6)              20       14     43%      124       77     61%      144       91     58%      126       78     62%

Indonesia              65       17    282%       71       49     45%      136       66    106%       78       51     53%

Japan                  82       41    100%       16        3    433%       98       44    123%       24        7    243%

Korea                 119       76     57%      180      155     16%      299      231     29%      192      163     18%

Malaysia               20        3    567%       49       48      2%       69       51     35%       51       48      6%

Singapore             425      271     57%       46       47    (2%)      471      318     48%       89       74     20%

Taiwan                 99       58     71%      182      106     72%      281      164     71%      192      112     71%

Other (4)              21        9    133%       33       25     32%       54       34     59%       35       26     35%
                   ______   ______  ______   ______   ______  ______   ______   ______  ______   ______   ______  ______
Total Asian         1,229      735     67%      816      599     36%    2,045    1,334     53%      939      673     40%
Insurance          ______   ______  ______   ______   ______  ______   ______   ______  ______   ______   ______  ______
Operations
                   ______   ______  ______   ______   ______  ______   ______   ______  ______   ______   ______  ______
Group Total         9,788   10,425    (6%)    1,000      760     32%   10,788   11,185    (4%)    1,979    1,803     10%
                   ______   ______  ______   ______   ______  ______   ______   ______  ______   ______   ______  ______






                                              Schedule 2 - Actual Exchange Rates



PRUDENTIAL PLC - NEW BUSINESS - NINE MONTHS 2007



INVESTMENT OPERATIONS


                                                                                           Market &        Net
                          Opening                                                 Other    Currency   Movement Closing
                              FUM   Gross Inflows    Redemptions        Net   Movements   Movements     In FUM     FUM
                                                                    Inflows
2007                         GBPm            GBPm           GBPm       GBPm        GBPm        GBPm       GBPm    GBPm

   M&G

   Retail                  19,176           6,590        (4,174)      2,416        -            692      3,108  22,284

   Institutional (5)       25,770           4,222        (3,045)      1,177       (123)         799      1,853  27,623
                           ______          ______         ______     ______      ______      ______     ______  ______
   Total M&G               44,946          10,812        (7,219)      3,593       (123)       1,491      4,961  49,907
                           ______          ______         ______     ______      ______      ______     ______  ______
   Asia (9)

   India                    1,290             827          (812)         15          89         300        404   1,694

   Taiwan                     969           1,504        (1,080)        424        -            174        598   1,567

   Korea                    2,952           1,858        (1,825)         33       (130)         473        376   3,328

   Japan                    2,816           1,544          (814)        730        -            122        852   3,668

   Other Mutual Fund        1,468           1,160          (925)        235          62         288        585   2,053
   Operations
                           ______          ______         ______     ______      ______      ______     ______  ______
   Total Asian Equity/      9,495           6,893        (5,456)      1,437          21       1,357      2,815  12,310
   Bond/Other              ______          ______         ______     ______      ______      ______     ______  ______

   MMF

   India                      709          17,604       (16,828)        776       (152)         132        756   1,465

   Taiwan                     467           1,512        (1,348)        164        -           (16)        148     615

   Korea                      609           1,669        (1,741)       (72)        (21)           6       (87)     522

   Other Mutual Fund          133             246          (171)         75        -           -            75     208
   Operations
                           ______          ______         ______     ______      ______      ______     ______  ______
   Total Asian MMF          1,918          21,031       (20,088)        943       (173)         122        892   2,810
                           ______          ______         ______     ______      ______      ______     ______  ______
                           ______          ______         ______     ______      ______      ______     ______  ______
   Total Asia Retail       11,413          27,924       (25,544)      2,380       (152)       1,479      3,707  15,120
   Mutual Funds            ______          ______         ______     ______      ______      ______     ______  ______

   Third Party                840              21           (27)        (6)        -            146        140     980
   Institutional
   Mandates
                           ______          ______         ______     ______      ______      ______     ______  ______
   Total Asian             12,253          27,945       (25,571)      2,374       (152)       1,625      3,847  16,100
   Investment Operations   ______          ______         ______     ______      ______      ______     ______  ______

   US

   Retail                    -                 33            (2)         31        -              1         32      32
                           ______          ______         ______     ______      ______      ______     ______  ______
   Total US                  -                 33            (2)         31        -              1         32      32
                           ______          ______         ______     ______      ______      ______     ______  ______
                           ______          ______         ______     ______      ______      ______     ______  ______
   Total Investment        57,199          38,790       (32,792)      5,998       (275)       3,117      8,840  66,039
   Products                ______          ______         ______     ______      ______      ______     ______  ______

                                                                                           Market &        Net
                          Opening                                                 Other    Currency   Movement Closing
                              FUM   Gross Inflows    Redemptions        Net   Movements   Movements     In FUM     FUM
                                                                    Inflows
2006                         GBPm            GBPm           GBPm       GBPm        GBPm        GBPm       GBPm    GBPm
   M&G

   Retail                  14,627           5,147        (2,597)      2,550        -            592      3,142  17,769

   Institutional (5)       21,568           4,834        (2,275)      2,559         147         215      2,921  24,489
                           ______          ______         ______     ______      ______      ______     ______  ______
   Total M&G               36,195           9,981        (4,872)      5,109         147         807      6,063  42,258
                           ______          ______         ______     ______      ______      ______     ______  ______
   Asia (9)

   India                    1,005             647          (495)        152        (32)       (127)        (7)     998

   Taiwan                     632             668          (599)         69        -           (10)         59     691

   Korea                    2,269           2,486        (1,522)        964       (270)           5        699   2,968

   Japan                    2,695             798          (749)         49        -          (171)      (122)   2,573

   Other Mutual Fund        1,037             587          (421)        166        -           (10)        156   1,193
   Operations
                           ______          ______         ______     ______      ______      ______     ______  ______
   Total Asia Equity/       7,638           5,186        (3,786)      1,400       (302)       (313)        785   8,423
   Bond/Other              ______          ______         ______     ______      ______      ______     ______  ______

   MMF

   India                      461           6,690        (6,444)        246           9         111        366     827

   Taiwan                     667           1,082        (1,199)      (117)        -           (48)      (165)     502

   Korea                      534           1,515        (1,535)       (20)        (17)           6       (31)     503

   Other Mutual Fund          143             141          (134)          7        -            (9)        (2)     141
   Operations
                           ______          ______         ______     ______      ______      ______     ______  ______
   Total Asian MMF          1,805           9,428        (9,312)        116         (8)          60        168   1,973
                           ______          ______         ______     ______      ______      ______     ______  ______
                           ______          ______         ______     ______      ______      ______     ______  ______
   Total Asia Retail        9,443          14,614       (13,098)      1,516       (310)       (253)        953  10,396
   Mutual Funds            ______          ______         ______     ______      ______      ______     ______  ______

   Third Party                691              80           (37)         43        -             24         67     758
   Institutional
   Mandates
                           ______          ______         ______     ______      ______      ______     ______  ______
   Total Asian             10,134          14,694       (13,135)      1,559       (310)       (229)      1,020  11,154
   Investment Operations   ______          ______         ______     ______      ______      ______     ______  ______

   US

   Retail                       -               -              -          -           -           -          -       -
                           ______          ______         ______     ______      ______      ______     ______  ______
   Total US                     -               -              -          -           -           -          -       -
                           ______          ______         ______     ______      ______      ______     ______  ______
                           ______          ______         ______     ______      ______      ______     ______  ______
   Total Investment        46,329          24,675       (18,007)      6,668       (163)         578      7,083  53,412
   Products                ______          ______         ______     ______      ______      ______     ______  ______

                                                                                           Market &        Net
                          Opening                                                 Other    Currency   Movement Closing
                              FUM   Gross Inflows    Redemptions        Net   Movements   Movements     In FUM     FUM
                                                                    Inflows
2007 Movement Relative          %               %              %          %           %           %          %       %
to 2006
   M&G

   Retail                     31%             28%          (61%)       (5%)           -         17%       (1%)     25%

   Institutional              19%           (13%)          (34%)      (54%)      (184%)        272%      (37%)     13%
                           ______          ______         ______     ______      ______      ______     ______  ______
   Total M&G                  24%              8%          (48%)      (30%)      (184%)         85%      (18%)     18%
                           ______          ______         ______     ______      ______      ______     ______  ______
   Asia (9)

   India                      28%             28%          (64%)      (90%)        378%        336%     5,871%     70%

   Taiwan                     53%            125%          (80%)       514%           -      1,840%       914%    127%

   Korea                      30%           (25%)          (20%)      (97%)         52%      9,360%      (46%)     12%

   Japan                       4%             93%           (9%)     1,390%           -        171%       798%     43%

   Other Mutual Fund          42%             98%         (120%)        42%           -      2,980%       275%     72%
   Operations
                           ______          ______         ______     ______      ______      ______     ______  ______
   Total Asia Equity/         24%             33%          (44%)         3%        107%        534%       259%     46%
   Bond/Other              ______          ______         ______     ______      ______      ______     ______  ______

   MMF

   India                      54%            163%         (161%)       215%    (1,789%)         19%       107%     77%

   Taiwan                   (30%)             40%          (12%)       240%           -         67%       190%     23%

   Korea                      14%             10%          (13%)     (260%)       (24%)          0%     (181%)      4%

   Other Mutual Fund         (7%)             74%          (28%)       971%           -           -     3,850%     48%
   Operations
                           ______          ______         ______     ______      ______      ______     ______  ______
   Total Asian MMF             6%            123%         (116%)       713%    (2,063%)        103%       431%     42%
                           ______          ______         ______     ______      ______      ______     ______  ______
                           ______          ______         ______     ______      ______      ______     ______  ______
   Total Asia Retail          21%             91%          (95%)        57%         51%        685%       289%     45%
   Mutual Funds            ______          ______         ______     ______      ______      ______     ______  ______


   Third Party                22%           (74%)            27%     (114%)           -        508%       109%     29%
   Institutional
   Mandates
                           ______          ______         ______     ______      ______      ______     ______  ______
   Total Asian                21%             90%          (95%)        52%         51%        810%       277%     44%
   Investment Operations   ______          ______         ______     ______      ______      ______     ______  ______

   US (7)

   Retail                       -               -              -          -           -           -          -       -
                           ______          ______         ______     ______      ______      ______     ______  ______
   Total US                     -               -              -          -           -           -          -       -
                           ______          ______         ______     ______      ______      ______     ______  ______
                           ______          ______         ______     ______      ______      ______     ______  ______
   Total Investment           23%             57%          (82%)      (10%)       (69%)        439%        25%     24%
   Products                ______          ______         ______     ______      ______      ______     ______  ______

                                                                                            2007 Q3    2006 Q3
   US (7)                                                                                       YTD        YTD +/- (%)
                                                                                               GBPm       GBPm
   Curian Capital
   External Funds Under                                                                       1,632      1,059     54%
   Administration







                                              Schedule 3 - Actual Exchange Rates


PRUDENTIAL PLC - NEW BUSINESS - QUARTER 3 2007 VERSUS QUARTER 3 2006

INSURANCE OPERATIONS


                               Single                  Regular                   Total           Annual Equivalents (3)
                       Q3 2007 Q3 2006  +/-(%) Q3 2007  Q3 2006   +/-(%) Q3 2007     Q3  +/-(%)  Q3 2007 Q3 2006  +/-(%)
                                                                                   2006
                          GBPm    GBPm            GBPm     GBPm             GBPm   GBPm             GBPm    GBPm

UK Insurance
Operations

Product Summary

Internal Vesting           343     357    (4%)       -        -        -     343    357    (4%)       34      36    (6%)
annuities

Direct and Partnership     227     228    (0%)       -        -        -     227    228    (0%)       23      23      0%
Annuities

Intermediated              167     157      6%       -        -        -     167    157      6%       17      16      6%
Annuities
                        ______  ______  ______  ______   ______   ______  ______ ______  ______   ______  ______  ______
Total Individual           737     742    (1%)       -        -        -     737    742    (1%)       74      74      0%
Annuities

Equity Release              41      25     64%       -        -        -      41     25     64%        4       3     33%

Individual Pensions          9       6     50%       1        -        -      10      6     67%        2       1    100%

Corporate Pensions          14      18   (22%)      16        7     129%      30     25     20%       17       9     89%

Unit Linked Bonds           62      90   (31%)       -        -        -      62     90   (31%)        6       9   (33%)

With-Profit Bonds           69      36     92%       -        -        -      69     36     92%        7       4     75%

Protection                   -       -       -       1        3    (67%)       1      3   (67%)        1       3   (67%)

Offshore Products          100      79     27%       1        -       -      101     79     28%       11       8     38%
                        ______  ______  ______  ______   ______   ______  ______ ______  ______   ______  ______  ______
Total Retail             1,032     996      4%      19       10      90%   1,051  1,006      4%      122     110     11%
Retirement              ______  ______  ______  ______   ______   ______  ______ ______  ______   ______  ______  ______

Corporate Pensions          58      23    152%      26       37    (30%)      84     60     40%       32      39   (18%)

Other Products              43      46    (7%)       7        6      17%      50     52    (4%)       11      11      0%

DWP Rebates                  -       -       -       -        -        -       -      -       -        -       -       -
                        ______  ______  ______  ______   ______   ______  ______ ______  ______   ______  ______  ______
Total Mature Life and      101      69     46%      33       43    (23%)     134    112     20%       43      50   (14%)
Pensions                ______  ______  ______  ______   ______   ______  ______ ______  ______   ______  ______  ______

                        ______  ______  ______  ______   ______   ______  ______ ______  ______   ______  ______  ______
Total Retail             1,133   1,065      6%      52       53     (2%)   1,185  1,118      6%      165     160      3%
                        ______  ______  ______  ______   ______   ______  ______ ______  ______   ______  ______  ______

Wholesale Annuities          7      22   (68%)       -        -        -       7     22   (68%)        1       2   (50%)

Credit Life                  2     178   (99%)       -        -        -       2    178   (99%)        -      18       -
                        ______  ______  ______  ______   ______   ______  ______ ______  ______   ______  ______  ______
Total UK Insurance       1,142   1,265   (10%)      52       53     (2%)   1,194  1,318    (9%)      166     180    (8%)
Operations              ______  ______  ______  ______   ______   ______  ______ ______  ______   ______  ______  ______

Channel Summary

Direct and Partnership     586     601    (2%)      45       46     (2%)     631    647    (2%)      104     106    (2%)

Intermediated              549     464     18%       7        7       0%     556    471     18%       62      53     17%

Wholesale                    7     200   (97%)       -        -        -       7    200   (97%)        1      20   (95%)
                        ______  ______  ______  ______   ______   ______  ______ ______  ______   ______  ______  ______
Sub-Total                1,142   1,265   (10%)      52       53     (2%)   1,194  1,318    (9%)      166     180    (8%)

DWP Rebates                  -       -       -       -        -        -       -      -       -        -       -       -
                        ______  ______  ______  ______   ______   ______  ______ ______  ______   ______  ______  ______
Total UK Insurance       1,142   1,265   (10%)      52       53     (2%)   1,194  1,318    (9%)      166     180    (8%)
Operations              ______  ______  ______  ______   ______   ______  ______ ______  ______   ______  ______  ______

US Insurance
Operations (5)

Fixed Annuities            130     203   (36%)      -        -         -     130    203   (36%)       13      20   (35%)

Fixed Index Annuities      122     144   (15%)      -        -         -     122    144   (15%)       12      14   (14%)

Variable Annuities       1,174     921     27%      -        -         -   1,174    921     27%      117      92     27%

Life                         2       2      0%       4        5    (20%)       6      7   (14%)        4       5   (20%)
                        ______  ______  ______  ______   ______   ______  ______ ______  ______   ______  ______  ______
Sub-Total Retail         1,428   1,270     12%       4        5    (20%)   1,432  1,275     12%      147     132     11%

Guaranteed Investment      127      15    747%       -        -        -     127     15    747%       13       2    550%
Contracts

GIC - Medium Term Note     (4)     104  (104%)       -        -        -     (4)    104  (104%)        -      10       -
                        ______  ______  ______  ______   ______   ______  ______ ______  ______   ______  ______  ______
Total US Insurance       1,551   1,389     12%       4        5    (20%)   1,555  1,394     12%      159     144     10%
Operations              ______  ______  ______  ______   ______   ______  ______ ______  ______   ______  ______  ______


Asian Insurance
Operations (1b)

China                       36       5    620%      13        8      63%      49     13    277%       17       9     89%

Hong Kong                  124      85     46%      28       26       8%     152    111     37%       40      35     14%

India (6)                    4       3     33%      43       22      95%      47     25     88%       43      22     95%

Indonesia                   30       6    400%      28       18      56%      58     24    142%       31      19     63%

Japan                       30      18     67%       5        2     150%      35     20     75%        8       4    100%

Korea                       47      18    161%      67       52      29%     114     70     63%       72      54     33%

Malaysia                    11       1  1,000%      17       17       0%      28     18     56%       18      17      6%

Singapore                  119      66     80%      16       18    (11%)     135     84     61%       28      25     12%

Taiwan                      36      11    227%      46       32      44%      82     43     91%       50      33     52%

Other (4)                    8       3    167%      12        8      50%      20     11     82%       13       8     63%
                        ______  ______  ______  ______   ______   ______  ______ ______  ______   ______  ______  ______
Total Asian Insurance      445     216    106%     275      203      35%     720    419     72%      320     225     42%
Operations              ______  ______  ______  ______   ______   ______  ______ ______  ______   ______  ______  ______


                        ______  ______  ______  ______   ______   ______  ______ ______  ______   ______  ______  ______

Group Total              3,138   2,870      9%     331      261      27%   3,469  3,131     11%      645     548     18%
                        ______  ______  ______  ______   ______   ______  ______ ______  ______   ______  ______  ______




INVESTMENT OPERATIONS
                                                                                           Market &       Net
                                   Opening                                        Other    Currency  Movement   Closing
                                       FUM       Gross  Redemptions       Net Movements   Movements    In FUM       FUM
                                               Inflows                Inflows
                                      GBPm        GBPm         GBPm      GBPm      GBPm        GBPm      GBPm      GBPm

M&G (5)                 Q3 2007     48,624       3,293      (3,067)       226      (85)       1,142     1,283    49,907

                        Q3 2006     40,135       3,186      (1,672)     1,514       105         504     2,123    42,258

                         +/-(%)        21%          3%        (83%)     (85%)    (181%)        127%     (40%)       18%

Asia Retail Mutual      Q3 2007     13,677      10,463      (9,757)       706      (21)         758     1,443    15,120
Funds

                        Q3 2006     10,262       4,596      (4,788)     (192)      (40)         366       134    10,396

                         +/-(%)        33%        128%       (104%)      468%       48%        107%      977%       45%

Asia Third Party        Q3 2007        903          11          (5)         6         -          71        77       980

                        Q3 2006        673          71         (29)        42         -          43        85       758

                         +/-(%)        34%       (85%)          83%     (86%)         -         65%      (9%)       29%
US Retail Mutual        Q3 2007         18          14          (1)        13         -           1        14        32
Funds
                        Q3 2006          -           -            -         -         -           -         -         -
                         +/-(%)          -           -            -         -         -           -         -         -


Total Investment        Q3 2007     63,222      13,781     (12,830)       951     (106)       1,972     2,817    66,039
Products

                        Q3 2006     51,070       7,853      (6,489)     1,364        65         913     2,342    53,412

                         +/-(%)        24%         75%        (98%)     (30%)    (263%)        116%       20%       24%






                                              Schedule 4 - Actual Exchange Rates


PRUDENTIAL PLC - NEW BUSINESS - QUARTER 3 2007 VERSUS QUARTER 2 2007

INSURANCE OPERATIONS


                               Single                   Regular                   Total           Annual Equivalents (3)
                       Q3 2007     Q 2   +/-(%) Q3 2007  Q2 2007  +/-(%) Q3 2007 Q2 2007   +/-(%) Q3 2007     Q2  +/-(%)
                                  2007                                                                      2007
                          GBPm    GBPm             GBPm     GBPm            GBPm    GBPm             GBPm   GBPm

UK Insurance
Operations

Product Summary

Internal Vesting           343     362     (5%)       -        -      -      343     362     (5%)      34     36    (6%)
annuities

Direct and Partnership     227     226       0%       -        -      -      227     226       0%      23     23      0%
Annuities

Intermediated              167     150      11%       -        -      -      167     150      11%      17     15     13%
Annuities
                        ______  ______   ______  ______   ______  ______  ______  ______   ______  ______ ______  ______
Total Individual           737     738     (0%)       -        -       -     737     738     (0%)      74     74      0%
Annuities

Equity Release              41      33      24%       -        -       -      41      33      24%       4      3     33%

Individual Pensions          9       9       0%       1        -       -      10       9      11%       2      1    100%

Corporate Pensions          14      22    (36%)      16       24   (33%)      30      46    (35%)      17     26   (35%)

Unit Linked Bonds           62      67     (7%)       -        -       -      62      67     (7%)       6      7   (14%)

With-Profit Bonds           69      58      19%       -        -       -      69      58      19%       7      6     17%

Protection                   -       -        -       1        1      0%       1       1       0%       1      1      0%

Offshore Products          100      78      28%       1        1      0%     101      79      28%      11      9     22%
                        ______  ______   ______  ______   ______  ______  ______  ______   ______  ______ ______  ______
Total Retail             1,032   1,005       3%      19       26   (27%)   1,051   1,031       2%     122    127    (4%)
Retirement              ______  ______   ______  ______   ______  ______  ______  ______   ______  ______ ______  ______

Corporate Pensions          58      64     (9%)      26       32   (19%)      84      96    (13%)      32     38   (16%)

Other Products              43      51    (16%)       7        7      0%      50      58    (14%)      11     12    (8%)

DWP Rebates                  -       -        -       -        -      -        -       -        -       -      -       -
                        ______  ______   ______  ______   ______  ______  ______  ______   ______  ______ ______  ______
Total Mature Life and      101     115    (12%)      33       39   (15%)     134     154    (13%)      43     51   (16%)
Pensions                ______  ______   ______  ______   ______  ______  ______  ______   ______  ______ ______  ______
                        ______  ______   ______  ______   ______  ______  ______  ______   ______  ______ ______  ______
Total Retail             1,133   1,120       1%      52       65   (20%)   1,185   1,185       0%     165    177    (7%)
                        ______  ______   ______  ______   ______  ______  ______  ______   ______  ______ ______  ______

Wholesale Annuities          7      35    (80%)       -        -      -        7      35    (80%)       1      4   (75%)

Credit Life                  2       5    (60%)       -        -      -        2       5    (60%)       -      1       -
                        ______  ______   ______  ______   ______  ______  ______  ______   ______  ______ ______  ______
Total UK Insurance       1,142   1,160     (2%)      52       65   (20%)   1,194   1,225     (3%)     166    181    (8%)
Operations              ______  ______   ______  ______   ______  ______  ______  ______   ______  ______ ______  ______

Channel Summary

Direct and Partnership     586     561       4%      45       59   (24%)     631     620       2%     104    115   (10%)

Intermediated              549     559     (2%)       7        6     17%     556     565     (2%)      62     62      0%

Wholesale                    7      40    (83%)       -        -       -       7      40    (83%)       1      4   (75%)
                        ______  ______   ______  ______   ______  ______  ______  ______   ______  ______ ______  ______
Sub-Total                1,142   1,160     (2%)      52       65   (20%)   1,194   1,225     (3%)     166    181    (8%)

DWP Rebates                  -       -        -       -        -       -       -       -        -       -      -       -
                        ______  ______   ______  ______   ______  ______  ______  ______   ______  ______ ______  ______
Total UK Insurance       1,142   1,160     (2%)      52       65   (20%)   1,194   1,225     (3%)     166    181    (8%)
Operations              ______  ______   ______  ______   ______  ______  ______  ______   ______  ______ ______  ______


US Insurance
Operations (8)

Fixed Annuities            130     157    (17%)       -        -       -     130     157    (17%)      13     16   (19%)

Fixed Index Annuities      122     111      10%       -        -       -     122     111      10%      12     11      9%

Variable Annuities       1,174   1,193     (2%)       -        -       -   1,174   1,193     (2%)     117    119    (2%)

Life                         2       1     100%       4        5   (20%)       6       6       0%       4      5   (20%)
                        ______  ______   ______  ______   ______  ______  ______  ______   ______  ______ ______  ______
Sub-Total Retail         1,428   1,462     (2%)       4        5   (20%)   1,432   1,467     (2%)     147    151    (3%)

Guaranteed Investment      127       1  12,600%       -        -       -     127       1  12,600%      13      -       -
Contracts

GIC - Medium Term Note     (4)     200   (102%)       -        -       -     (4)     200   (102%)       -     20       -
                        ______  ______   ______  ______   ______  ______  ______  ______   ______  ______ ______  ______
Total US Insurance       1,551   1,663     (7%)       4        5   (20%)   1,555   1,668     (7%)     159    171    (7%)
Operations
                        ______  ______   ______  ______   ______  ______  ______  ______   ______  ______ ______  ______

Asian Insurance
Operations (1b)

China                       36      13     177%      13        9     44%      49      22     123%      17     10     70%

Hong Kong                  124      97      28%      28       28      0%     152     125      22%      40     38      5%

India (6)                    4       4       0%      43       25     72%      47      29      62%      43     25     72%

Indonesia                   30      19      58%      28       23     22%      58      42      38%      31     25     24%

Japan                       30      22      36%       5        4     25%      35      26      35%       8      6     33%

Korea                       47      45       4%      67       61     10%     114     106       8%      72     66      9%

Malaysia                    11       7      57%      17       18    (6%)      28      25      12%      18     19    (5%)

Singapore                  119     203    (41%)      16       15      7%     135     218    (38%)      28     35   (20%)

Taiwan                      36      27      33%      46      103   (55%)      82     130    (37%)      50    106   (53%)

Other (4)                    8       6      33%      12       12      0%      20      18      11%      13     13      0%
                        ______  ______   ______  ______   ______  ______  ______  ______   ______  ______ ______  ______
Total Asian Insurance      445     443       0%     275      298    (8%)     720     741     (3%)     320    342    (6%)
Operations
                        ______  ______   ______  ______   ______  ______  ______  ______   ______  ______ ______  ______

                        ______  ______   ______  ______   ______  ______  ______  ______   ______  ______ ______  ______
Group Total              3,138   3,266     (4%)     331      368   (10%)   3,469   3,634     (5%)     645    695    (7%)
                        ______  ______   ______  ______   ______  ______  ______  ______   ______  ______ ______  ______

INVESTMENT OPERATIONS

                                                                                           Market &       Net
                                     Opening                                      Other    Currency  Movement    Closing
                                         FUM       Gross  Redemptions     Net Movements   Movements    In FUM        FUM
                                                 Inflows              Inflows
                                        GBPm        GBPm         GBPm    GBPm      GBPm        GBPm      GBPm       GBPm

M&G (5)                     Q3 2007   48,624       3,293      (3,067)     226      (85)       1,142     1,283     49,907

                            Q2 2007   46,125       4,236      (2,236)   2,000        43         456     2,499     48,624

                             +/-(%)       5%       (22%)        (37%)   (89%)    (298%)        150%     (49%)         3%

Asia Retail Mutual          Q3 2007   13,677      10,463      (9,757)     706      (21)         758     1,443     15,120
Funds

                            Q2 2007   12,003      10,311      (9,250)   1,061      (63)         676     1,674     13,677

                             +/-(%)      14%          1%         (5%)   (33%)       67%         12%     (14%)        11%

Asia Third Party            Q3 2007      903          11          (5)       6         -          71        77        980

                            Q2 2007      835           5          (4)       1         -          67        68        903

                             +/-(%)       8%        120%        (25%)    500%         -          6%       13%         9%

US Retail Mutual            Q3 2007       18          14          (1)      13         -           1        14         32
Funds

                            Q2 2007        5          15          (1)      14         -         (1)        13         18

                             +/-(%)     260%        (7%)           0%    (7%)         -           -        8%        78%

Total Investment            Q3 2007   63,222      13,781     (12,830)     951     (106)       1,972     2,817     66,039
Products

                            Q2 2007   58,968      14,567     (11,491)   3,076      (20)       1,198     4,254     63,222

                             +/-(%)       7%        (5%)        (12%)   (69%)    (430%)         65%     (34%)         4%



                                            Schedule 5 - Constant Exchange Rates


PRUDENTIAL PLC - NEW BUSINESS - NINE MONTHS 2007

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS




                               UK                     US (1a)                   Asia                     Total
                                                                                (1a)
                     2007 Q3  2006 Q3         2007 Q3 2006 Q3         2007 Q3  2006 Q3          2007 Q3  2006 Q3
                         YTD      YTD  +/-(%)     YTD     YTD  +/-(%)     YTD      YTD  +/-(%)      YTD      YTD  +/-(%)
                        GBPm     GBPm            GBPm    GBPm            GBPm     GBPm             GBPm     GBPm


Total Insurance        3,754    5,303   (29%)   4,989   4,162     20%   2,045    1,252     63%   10,788   10,717      1%
Products

Total Investment      10,812    9,981      8%      33       -       -  27,945   14,095     98%   38,790   24,076     61%
Products - Gross
Inflows (2)
                      ______   ______  ______  ______  ______  ______  ______   ______  ______   ______   ______  ______
                      14,566   15,284    (5%)   5,022   4,162     21%  29,990   15,347     95%   49,578   34,793     42%
                      ______   ______  ______  ______  ______  ______  ______   ______  ______   ______   ______  ______

INSURANCE OPERATIONS

                            Single                  Regular                  Total                    PVNBP
                    2007 Q3 2006 Q3         2007 Q3 2006 Q3         2007 Q3 2006 Q3          2007 Q3  2006 Q3
                        YTD     YTD  +/-(%)     YTD     YTD  +/-(%)     YTD     YTD  +/-(%)      YTD      YTD  +/-(%)
                       GBPm    GBPm            GBPm     GBPm            GBPm    GBPm             GBPm     GBPm
UK Insurance
Operations

Product Summary

Internal Vesting      1,030     972      6%       -       -       -   1,030     972      6%    1,030      972      6%
annuities

Direct and              658     501     31%       -       -       -     658     501     31%      658      501     31%
Partnership
Annuities

Intermediated           449     404     11%       -       -       -     449     404     11%      449      404     11%
Annuities
                     ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______
Total Individual      2,137   1,877     14%       -       -       -   2,137   1,877     14%    2,137    1,877     14%
Annuities

Equity Release          108      55     96%       -       -       -     108      55     96%      108       55     96%

Individual Pensions      27      16     69%       1       -       -      28      16     75%       29       16     81%

Corporate Pensions      121      53    128%      58      39     49%     179      92     95%      383      176    118%

Unit Linked Bonds       200     303   (34%)       -       -       -     200     303   (34%)      200      303   (34%)

With-Profit Bonds       183      90    103%       -       -       -     183      90    103%      183       90    103%

Protection                -       2       -       3       9   (67%)       3      11   (73%)       20       39   (49%)

Offshore Products       305     440   (31%)       3       -       -     308     440   (30%)      320      440   (27%)
                     ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______
Total Retail          3,081   2,836      9%      65      48     35%   3,146   2,884      9%    3,380    2,996     13%
Retirement
                     ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______


Corporate Pensions      168     188   (11%)      86      81      6%     254     269    (6%)      469      530   (12%)

Other Products          143     180   (21%)      20      19      5%     163     199   (18%)      206      267   (23%)

DWP Rebates             129     161   (20%)       -       -       -     129     161   (20%)      129      161   (20%)
                     ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______
Total Mature Life       440     529   (17%)     106     100      6%     546     629   (13%)      804      958   (16%)
and Pensions
                     ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______
                     ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______
Total Retail          3,521   3,365      5%     171     148     16%   3,692   3,513      5%    4,184    3,954      6%
                     ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______


Wholesale Annuities      45   1,300   (97%)       -       -       -      45   1,300   (97%)       45    1,300   (97%)

Credit Life              17     490   (97%)       -       -       -      17     490   (97%)       17      490   (97%)
                     ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______
Total UK Insurance    3,583   5,155   (30%)     171     148     16%   3,754   5,303   (29%)    4,246    5,744   (26%)
Operations
                     ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______

Channel Summary

Direct and            1,737   1,594      9%     151     127     19%   1,888   1,721     10%    2,330    2,088     12%
Partnership

Intermediated         1,657   1,610      3%      20      21    (5%)   1,677   1,631      3%    1,727    1,705      1%

Wholesale                60   1,790   (97%)       -       -       -      60   1,790   (97%)       60    1,790   (97%)
                     ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______
Sub-Total             3,454   4,994   (31%)     171     148     16%   3,625   5,142   (30%)    4,117    5,583   (26%)

DWP Rebates             129     161   (20%)       -       -       -     129     161   (20%)      129      161   (20%)
                     ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______
Total UK Insurance    3,583   5,155   (30%)     171     148     16%   3,754   5,303   (29%)    4,246    5,744   (26%)
Operations
                     ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______

US Insurance
Operations (1a)

Fixed Annuities         421     473   (11%)       -       -       -     421     473   (11%)      421      473   (11%)

Fixed Index             342     399   (14%)       -       -       -     342     399   (14%)      342      399   (14%)
Annuities

Variable Annuities    3,417   2,571     33%       -       -       -   3,417   2,571     33%    3,417    2,571     33%

Life                      5       5      0%      13      12      8%      18      17      6%      104       95      9%
                     ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______
Sub-Total Retail      4,185   3,448     21%      13      12      8%   4,198   3,460     21%    4,284    3,538     21%

Guaranteed              260     297   (12%)       -       -       -     260     297   (12%)      260      297   (12%)
Investment
Contracts

GIC - Medium Term       531     405     31%       -       -       -     531     405     31%      531      405     31%
Note
                     ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______
Total US Insurance    4,976   4,150     20%      13      12      8%   4,989   4,162     20%    5,075    4,240     20%
Operations
                     ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______

Asian Insurance
Operations (1a)

China                    55      21    162%      33      20     65%      88      41    115%      203      132     54%

Hong Kong               323     204     58%      82      62     32%     405     266     52%      772      554     39%

India (6)                20      14     43%     124      76     63%     144      90     60%      509      261     95%

Indonesia                65      16    306%      71      45     58%     136      61    123%      302      169     79%

Japan                    82      37    122%      16       3    433%      98      40    145%      148       49    202%

Korea                   119      72     65%     180     146     23%     299     218     37%      983      689     43%

Malaysia                 20       3    567%      49      47      4%      69      50     38%      286      274      4%

Singapore               425     260     63%      46      45      2%     471     305     54%      721      543     33%

Taiwan                   99      52     90%     182      96     90%     281     148     90%      970      540     80%

Other (4)                21       9    133%      33      24     38%      54      33     64%      122       95     28%
                     ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______
Total Asian           1,229     688     79%     816     564     45%   2,045   1,252     63%    5,016    3,306     52%
Insurance Operations
                     ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______

                     ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______
Group Total           9,788   9,993    (2%)   1,000     724     38%  10,788  10,717      1%   14,337   13,290      8%
                     ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______




                                              Schedule 6 - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - NINE MONTHS 2007

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS


                                UK                    US (1b)                  Asia                    Total
                                                                               (1b)

                      2007 Q3 2006 Q3         2007 Q3 2006 Q3         2007 Q3 2006 Q3         2007 Q3 2006 Q3
                          YTD     YTD  +/-(%)     YTD     YTD  +/-(%)     YTD     YTD  +/-(%)     YTD     YTD  +/-(%)
                         GBPm     GBPm            GBPm    GBPm            GBPm    GBPm            GBPm    GBPm

Total Insurance         3,754   5,303   (29%)   4,989   4,548     10%   2,045   1,334     53%  10,788  11,185    (4%)
Products

Total Investment       10,812   9,981      8%      33       -       -  27,945  14,694     90%  38,790  24,675     57%
Products - Gross
Inflows (2)
                       ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
                       14,566  15,284    (5%)   5,022   4,548     10%  29,990  16,028     87%  49,578  35,860     38%
                       ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______


INSURANCE OPERATIONS

                              Single                  Regular                  Total                    PVNBP
                      2007 Q3 2006 Q3         2007 Q3 2006 Q3         2007 Q3 2006 Q3          2007 Q3  2006 Q3
                          YTD     YTD  +/-(%)     YTD     YTD  +/-(%)     YTD     YTD  +/-(%)      YTD      YTD  +/-(%)
                         GBPm    GBPm            GBPm    GBPm            GBPm    GBPm             GBPm     GBPm
UK Insurance
Operations

Product Summary

Internal Vesting        1,030     972      6%       -       -       -   1,030     972      6%    1,030      972      6%
annuities

Direct and                658     501     31%       -       -       -     658     501     31%      658      501     31%
Partnership Annuities

Intermediated             449     404     11%       -       -       -     449     404     11%      449      404     11%
Annuities
                       ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______
Total Individual        2,137   1,877     14%       -       -       -   2,137   1,877     14%    2,137    1,877     14%
Annuities

Equity Release            108      55     96%       -       -       -     108      55     96%      108       55     96%

Individual Pensions        27      16     69%       1       -       -      28      16     75%       29       16     81%

Corporate Pensions        121      53    128%      58      39     49%     179      92     95%      383      176    118%

Unit Linked Bonds         200     303   (34%)       -       -       -     200     303   (34%)      200      303   (34%)

With-Profit Bonds         183      90    103%       -       -       -     183      90    103%      183       90    103%

Protection                  -       2       -       3       9   (67%)       3      11   (73%)       20       39   (49%)

Offshore Products         305     440   (31%)       3       -       -     308     440   (30%)      320      440   (27%)
                       ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______
Total Retail            3,081   2,836      9%      65      48     35%   3,146   2,884      9%    3,380    2,996     13%
Retirement
                       ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______


Corporate Pensions        168     188   (11%)      86      81      6%     254     269    (6%)      469      530   (12%)

Other Products            143     180   (21%)      20      19      5%     163     199   (18%)      206      267   (23%)

DWP Rebates               129     161   (20%)       -       -       -     129     161   (20%)      129      161   (20%)
                       ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______
Total Mature Life and     440     529   (17%)     106     100      6%     546     629   (13%)      804      958   (16%)
Pensions
                       ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______

                       ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______
Total Retail            3,521   3,365      5%     171     148     16%   3,692   3,513      5%    4,184    3,954      6%
                       ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______

Wholesale Annuities        45   1,300   (97%)       -       -       -      45   1,300   (97%)       45    1,300   (97%)

Credit Life                17     490   (97%)       -       -       -      17     490   (97%)       17      490   (97%)
                       ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______
Total UK Insurance      3,583   5,155   (30%)     171     148     16%   3,754   5,303   (29%)    4,246    5,744   (26%)
Operations
                       ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______

Channel Summary

Direct and              1,737   1,594      9%     151     127     19%   1,888   1,721     10%    2,330    2,088     12%
Partnership

Intermediated           1,657   1,610      3%      20      21    (5%)   1,677   1,631      3%    1,727    1,705      1%

Wholesale                  60   1,790   (97%)       -       -       -      60   1,790   (97%)       60    1,790   (97%)
                       ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______
Sub-Total               3,454   4,994   (31%)     171     148     16%   3,625   5,142   (30%)    4,117    5,583   (26%)

DWP Rebates               129     161   (20%)       -       -       -     129     161   (20%)      129      161   (20%)
                       ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______
Total UK Insurance      3,583   5,155   (30%)     171     148     16%   3,754   5,303   (29%)    4,246    5,744   (26%)
Operations
                       ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______

US Insurance
Operations (1b)

Fixed Annuities           421     516   (18%)       -       -       -     421     516   (18%)      421      516   (18%)

Fixed Index Annuities     342     437   (22%)       -       -       -     342     437   (22%)      342      437   (22%)

Variable Annuities      3,417   2,809     22%       -       -       -   3,417   2,809     22%    3,417    2,809     22%

Life                        5       6   (17%)      13      13      0%      18      19    (5%)      104      104      0%
                       ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______
Sub-Total Retail        4,185   3,768     11%      13      13      0%   4,198   3,781     11%    4,284    3,866     11%


Guaranteed Investment     260     325   (20%)       -       -       -     260     325   (20%)      260      325   (20%)
Contracts

GIC - Medium Term         531     442     20%       -       -       -     531     442     20%      531      442     20%
Note
                       ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______
Total US Insurance      4,976   4,535     10%      13      13      0%   4,989   4,548     10%    5,075    4,633     10%
Operations
                       ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______

Asian Insurance
Operations (1b)

China                      55      22    150%      33      21     57%      88      43    105%      203      138     47%

Hong Kong                 323     224     44%      82      68     21%     405     292     39%      772      609     27%

India (6)                  20      14     43%     124      77     61%     144      91     58%      509      263     94%

Indonesia                  65      17    282%      71      49     45%     136      66    106%      302      183     65%

Japan                      82      41    100%      16       3    433%      98      44    123%      148       55    169%

Korea                     119      76     57%     180     155     16%     299     231     29%      983      730     35%

Malaysia                   20       3    567%      49      48      2%      69      51     35%      286      282      1%

Singapore                 425     271     57%      46      47    (2%)     471     318     48%      721      566     27%

Taiwan                     99      58     71%     182     106     72%     281     164     71%      970      600     62%

Other (4)                  21       9    133%      33      25     32%      54      34     59%      122       99     23%
                       ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______
Total Asian Insurance   1,229     735     67%     816     599     36%   2,045   1,334     53%    5,016    3,525     42%
Operations
                       ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______

                       ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______
Group Total             9,788  10,425    (6%)   1,000     760     32%  10,788  11,185    (4%)   14,337   13,902      3%
                       ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______




                                              Schedule 7 - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 3 2007 VERSUS QUARTER 3 2006

INSURANCE OPERATIONS



                               Single                   Regular                   Total                    PVNBP
                       Q3 2007 Q3 2006   +/-(%) Q3 2007  Q3 2006  +/-(%) Q3 2007  Q3 2006  +/-(%) Q3 2007 Q3 2006 +/-(%)
                          GBPm    GBPm             GBPm     GBPm            GBPm     GBPm            GBPm    GBPm

UK Insurance
Operations

Product Summary

Internal Vesting           343     357     (4%)       -        -       -     343      357    (4%)     343     357   (4%)
annuities

Direct and Partnership     227     228     (0%)       -        -       -     227      228    (0%)     227     228   (0%)
Annuities

Intermediated              167     157       6%       -        -       -     167      157      6%     167     157     6%
Annuities
                        ______  ______   ______  ______   ______  ______  ______   ______  ______  ______  ______ ______
Total Individual           737     742     (1%)       -        -       -     737      742    (1%)     737     742   (1%)
Annuities

Equity Release              41      25      64%       -        -       -      41       25     64%      41      25    64%

Individual Pensions          9       6      50%       1        -       -      10        6     67%       9       6    50%

Corporate Pensions          14      18    (22%)      16        7    129%      30       25     20%      87      52    67%

Unit Linked Bonds           62      90    (31%)       -        -       -      62       90   (31%)      62      90  (31%)

With-Profit Bonds           69      36      92%       -        -       -      69       36     92%      69      36    92%

Protection                -       -           -       1        3   (67%)       1        3   (67%)       6      18  (67%)

Offshore Products          100      79      27%       1        -       -     101       79     28%     105      79    33%
                        ______  ______   ______  ______   ______  ______  ______   ______  ______  ______  ______ ______
Total Retail             1,032     996       4%      19       10     90%   1,051    1,006      4%   1,116   1,048     6%
Retirement
                        ______  ______   ______  ______   ______  ______  ______   ______  ______  ______  ______ ______


Corporate Pensions          58      23     152%      26       37   (30%)      84       60     40%     155     180  (14%)

Other Products              43      46     (7%)       7        6     17%      50       52    (4%)      61      92  (34%)

DWP Rebates                  -       -       -        -        -      -        -        -      -        -       -     -
                        ______  ______   ______  ______   ______  ______  ______   ______  ______  ______  ______ ______
Total Mature Life and      101      69      46%      33       43   (23%)     134      112     20%     216     272  (21%)
Pensions
                        ______  ______   ______  ______   ______  ______  ______   ______  ______  ______  ______ ______

                        ______  ______   ______  ______   ______  ______  ______   ______  ______  ______  ______ ______
Total Retail             1,133   1,065       6%      52       53    (2%)   1,185    1,118      6%   1,332   1,320     1%
                        ______  ______   ______  ______   ______  ______  ______   ______  ______  ______  ______ ______

Wholesale Annuities          7      22    (68%)       -        -       -       7       22   (68%)       7      22  (68%)

Credit Life                  2     178    (99%)       -        -       -       2      178   (99%)       2     178  (99%)
                        ______  ______   ______  ______   ______  ______  ______   ______  ______  ______  ______ ______
Total UK Insurance       1,142   1,265    (10%)      52       53    (2%)   1,194    1,318    (9%)   1,341   1,520  (12%)
Operations
                        ______  ______   ______  ______   ______  ______  ______   ______  ______  ______  ______ ______

Channel Summary

Direct and Partnership     586     601     (2%)      45       46    (2%)     631      647    (2%)     763     800   (5%)

Intermediated              549     464      18%       7        7      0%     556      471     18%     571     520    10%

Wholesale                    7     200    (97%)       -        -      -        7      200   (97%)       7     200  (97%)
                        ______  ______   ______  ______   ______  ______  ______   ______  ______  ______  ______ ______
Sub-Total                1,142   1,265    (10%)      52       53    (2%)   1,194    1,318    (9%)   1,341   1,520  (12%)

DWP Rebates                  -       -        -       -        -      -        -        -       -       -       -     -
                        ______  ______   ______  ______   ______  ______  ______   ______  ______  ______  ______ ______
Total UK Insurance       1,142   1,265    (10%)      52       53    (2%)   1,194    1,318    (9%)   1,341   1,520  (12%)
Operations
                        ______  ______   ______  ______   ______  ______  ______   ______  ______  ______  ______ ______

US Insurance
Operations (8)

Fixed Annuities            130     203    (36%)       -        -     -       130      203   (36%)     130     203  (36%)

Fixed Index Annuities      122     144    (15%)       -        -     -       122      144   (15%)     122     144  (15%)

Variable Annuities       1,174     921      27%       -        -     -     1,174      921     27%   1,174     921    27%

Life                         2       2       0%       4        5   (20%)       6        7   (14%)      36      37   (3%)
                        ______  ______   ______  ______   ______  ______  ______   ______  ______  ______  ______ ______
Sub-Total Retail         1,428   1,270      12%       4        5   (20%)   1,432    1,275     12%   1,462   1,305    12%


Guaranteed Investment      127      15     747%       -        -      -      127       15    747%     127      15   747%
Contracts

GIC - Medium Term Note     (4)     104   (104%)       -        -      -      (4)      104  (104%)     (4)     104 (104%)
                        ______  ______   ______  ______   ______  ______  ______   ______  ______  ______  ______ ______
Total US Insurance       1,551   1,389      12%       4        5   (20%)   1,555    1,394     12%   1,585   1,424    11%
Operations
                        ______  ______   ______  ______   ______  ______  ______   ______  ______  ______  ______ ______

Asian Insurance
Operations (1b)

China                       36       5     620%      13        8     63%      49       13    277%      91      50    82%

Hong Kong                  124      85      46%      28       26      8%     152      111     37%     279     249    12%

India (6)                    4       3      33%      43       22     95%      47       25     88%     169      86    97%

Indonesia                   30       6     400%      28       18     56%      58       24    142%     124      66    88%

Japan                       30      18      67%       5        2    150%      35       20     75%      51      25   104%

Korea                       47      18     161%      67       52     29%     114       70     63%     375     238    58%

Malaysia                    11       1   1,000%      17       17      0%      28       18     56%     100      97     3%

Singapore                  119      66      80%      16       18   (11%)     135       84     61%     237     175    35%

Taiwan                      36      11     227%      46       32     44%      82       43     91%     259     179    45%

Other (4)                    8       3     167%      12        8     50%      20       11     82%      45      32    41%
                        ______  ______   ______  ______   ______  ______  ______   ______  ______  ______  ______ ______
Total Asian Insurance      445     216     106%     275      203     35%     720      419     72%   1,730   1,197    45%
Operations
                        ______  ______   ______  ______   ______  ______  ______   ______  ______  ______  ______ ______

                        ______  ______   ______  ______   ______  ______  ______   ______  ______  ______  ______ ______
Group Total              3,138   2,870       9%     331      261     27%   3,469    3,131     11%   4,656   4,141    12%
                        ______  ______   ______  ______   ______  ______  ______   ______  ______  ______  ______ ______




INVESTMENT OPERATIONS




                                                                                             Market &       Net
                                     Opening                                        Other    Currency  Movement  Closing
                                         FUM       Gross Redemptions       Net  Movements   Movements    In FUM      FUM
                                                 Inflows               Inflows
                                        GBPm        GBPm        GBPm      GBPm       GBPm        GBPm      GBPm     GBP
m

M&G (5)                   Q3 2007     48,624       3,293     (3,067)       226       (85)       1,142     1,283   49,907

                          Q3 2006     40,135       3,186     (1,672)     1,514        105         504     2,123   42,258

                           +/-(%)        21%          3%       (83%)     (85%)     (181%)        127%     (40%)      18%

Asia Retail Mutual        Q3 2007     13,677      10,463     (9,757)       706       (21)         758     1,443   15,120
Funds

                          Q3 2006     10,262       4,596     (4,788)     (192)       (40)         366       134   10,396

                           +/-(%)        33%        128%      (104%)      468%        48%        107%      977%      45%

Asia Third Party          Q3 2007        903          11         (5)         6          -          71        77      980

                          Q3 2006        673          71        (29)        42          -          43        85      758

                           +/-(%)        34%       (85%)         83%     (86%)          -         65%      (9%)      29%

US Retail Mutual          Q3 2007         18          14         (1)        13          -           1        14       32
Funds

                          Q3 2006          -           -          -          -          -           -         -        -

                           +/-(%)          -           -         -           -          -           -         -        -

Total Investment          Q3 2007     63,222      13,781    (12,830)       951      (106)       1,972     2,817   66,039
Products

                          Q3 2006     51,070       7,853     (6,489)     1,364         65         913     2,342   53,412

                           +/-(%)        24%         75%       (98%)     (30%)     (263%)        116%       20%      24%


                                              Schedule 8 - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 3 2007 VERSUS QUARTER 2 2007

INSURANCE OPERATIONS



                               Single                   Regular                  Total                    PVNBP
                       Q3 2007     Q 2   +/-(%) Q3 2007 Q2 2007  +/-(%) Q3 2007 Q2 2007   +/-(%) Q3 2007     Q 2  +/-(%)
                                  2007                                                                      2007
                          GBPm    GBPm             GBPm    GBPm            GBPm    GBPm             GBPm    GBPm

UK Insurance
Operations

Product Summary

Internal Vesting           343     362     (5%)       -       -       -     343     362     (5%)     343     362    (5%)
annuities

Direct and Partnership     227     226       0%       -       -       -     227     226       0%     227     226      0%
Annuities

Intermediated              167     150      11%       -       -       -     167     150      11%     167     150     11%
Annuities
                        ______  ______   ______  ______  ______  ______  ______  ______   ______  ______  ______  ______
Total Individual           737     738     (0%)       -       -       -     737     738     (0%)     737     738    (0%)
Annuities

Equity Release              41      33      24%       -       -       -      41      33      24%      41      33     24%

Individual Pensions          9       9       0%       1       -       -      10       9      11%       9      11   (18%)

Corporate Pensions          14      22    (36%)      16      24   (33%)      30      46    (35%)      87     138   (37%)

Unit Linked Bonds           62      67     (7%)       -       -       -      62      67     (7%)      62      67    (7%)

With-Profit Bonds           69      58      19%       -       -       -      69      58      19%      69      58     19%

Protection                   -       -       -        1       1      0%       1       1       0%       6       7   (14%)

Offshore Products          100      78      28%       1       1      0%     101      79      28%     105      84     25%
                        ______  ______   ______  ______  ______  ______  ______  ______   ______  ______  ______  ______
Total Retail             1,032   1,005       3%      19      26   (27%)   1,051   1,031       2%   1,116   1,136    (2%)
Retirement
                        ______  ______   ______  ______  ______  ______  ______  ______   ______  ______  ______  ______


Corporate Pensions          58      64     (9%)      26      32   (19%)      84      96    (13%)     155     165    (6%)

Other Products              43      51    (16%)       7       7      0%      50      58    (14%)      61      74   (18%)

DWP Rebates                  -       -       -        -       -      -        -       -       -        -       -      -
                        ______  ______   ______  ______  ______  ______  ______  ______   ______  ______  ______  ______
Total Mature Life and      101     115    (12%)      33      39   (15%)     134     154    (13%)     216     239   (10%)
Pensions
                        ______  ______   ______  ______  ______  ______  ______  ______   ______  ______  ______  ______

                        ______  ______   ______  ______  ______  ______  ______  ______   ______  ______  ______  ______
Total Retail             1,133   1,120       1%      52      65   (20%)   1,185   1,185       0%   1,332   1,375    (3%)
                        ______  ______   ______  ______  ______  ______  ______  ______   ______  ______  ______  ______

Wholesale Annuities          7      35    (80%)       -       -       -       7      35    (80%)       7      35   (80%)

Credit Life                  2       5    (60%)       -       -       -       2       5    (60%)       2       5   (60%)
                        ______  ______   ______  ______  ______  ______  ______  ______   ______  ______  ______  ______
Total UK Insurance       1,142   1,160     (2%)      52      65   (20%)   1,194   1,225     (3%)   1,341   1,415    (5%)
Operations
                        ______  ______   ______  ______  ______  ______  ______  ______   ______  ______  ______  ______

Channel Summary

Direct and Partnership     586     561       4%      45      59   (24%)     631     620       2%     763     794    (4%)

Intermediated              549     559     (2%)       7       6     17%     556     565     (2%)     571     581    (2%)

Wholesale                    7      40    (83%)       -       -      -        7      40    (83%)       7      40   (83%)
                        ______  ______   ______  ______  ______  ______  ______  ______   ______  ______  ______  ______
Sub-Total                1,142   1,160     (2%)      52      65   (20%)   1,194   1,225     (3%)   1,341   1,415    (5%)

DWP Rebates                  -       -       -        -       -      -        -       -        -       -       -      -
                        ______  ______   ______  ______  ______  ______  ______  ______   ______  ______  ______  ______
Total UK Insurance       1,142   1,160     (2%)      52      65   (20%)   1,194   1,225     (3%)   1,341   1,415    (5%)
Operations
                        ______  ______   ______  ______  ______  ______  ______  ______   ______  ______  ______  ______

US Insurance
Operations (8)

Fixed Annuities            130     157    (17%)       -       -       -     130     157    (17%)     130     157   (17%)

Fixed Index Annuities      122     111      10%       -       -       -     122     111      10%     122     111     10%

Variable Annuities       1,174   1,193     (2%)       -       -       -   1,174   1,193     (2%)   1,174   1,193    (2%)

Life                         2       1     100%       4       5   (20%)       6       6       0%      36      32     13%
                        ______  ______   ______  ______  ______  ______  ______  ______   ______  ______  ______  ______
Sub-Total Retail         1,428   1,462     (2%)       4       5   (20%)   1,432   1,467     (2%)   1,462   1,493    (2%)


Guaranteed Investment      127       1  12,600%       -       -       -     127       1  12,600%     127       1 12,600%
Contracts

GIC - Medium Term Note     (4)     200   (102%)       -       -       -     (4)     200   (102%)     (4)     200  (102%)
                        ______  ______   ______  ______  ______  ______  ______  ______   ______  ______  ______  ______
Total US Insurance       1,551   1,663     (7%)       4       5   (20%)   1,555   1,668     (7%)   1,585   1,694    (6%)
Operations
                        ______  ______   ______  ______  ______  ______  ______  ______   ______  ______  ______  ______

Asian Insurance
Operations (1b)

China                       36      13     177%      13       9     44%      49      22     123%      91      55     65%

Hong Kong                  124      97      28%      28      28      0%     152     125      22%     279     246     13%

India (6)                    4       4       0%      43      25     72%      47      29      62%     169     105     61%

Indonesia                   30      19      58%      28      23     22%      58      42      38%     124      97     28%

Japan                       30      22      36%       5       4     25%      35      26      35%      51      37     38%

Korea                       47      45       4%      67      61     10%     114     106       8%     375     329     14%

Malaysia                    11       7      57%      17      18    (6%)      28      25      12%     100     103    (3%)

Singapore                  119     203    (41%)      16      15      7%     135     218    (38%)     237     290   (18%)

Taiwan                      36      27      33%      46     103   (55%)      82     130    (37%)     259     525   (51%)

Other (4)                    8       6      33%      12      12      0%      20      18      11%      45      41     10%
                        ______  ______   ______  ______  ______  ______  ______  ______   ______  ______  ______  ______
Total Asian Insurance      445     443       0%     275     298    (8%)     720     741     (3%)   1,730   1,828    (5%)
Operations
                        ______  ______   ______  ______  ______  ______  ______  ______   ______  ______  ______  ______

                        ______  ______   ______  ______  ______  ______  ______  ______   ______  ______  ______  ______
Group Total              3,138   3,266     (4%)     331     368   (10%)   3,469   3,634     (5%)   4,656   4,937    (6%)
                        ______  ______   ______  ______  ______  ______  ______  ______   ______  ______  ______  ______



INVESTMENT OPERATIONS



                                                                                          Market &       Net
                                 Opening                                          Other   Currency  Movement    Closing
                                     FUM        Gross  Redemptions     Net    Movements  Movements    In FUM        FUM
                                              Inflows              Inflows
                                    GBPm         GBPm         GBPm    GBPm         GBPm       GBPm      GBPm       GBPm


M&G (5)                 Q3 2007   48,624        3,293      (3,067)     226         (85)      1,142     1,283     49,907

                        Q2 2007   46,125        4,236      (2,236)   2,000           43        456     2,499     48,624

                         +/-(%)       5%        (22%)        (37%)   (89%)       (298%)       150%     (49%)         3%

Asia Retail Mutual      Q3 2007   13,677       10,463      (9,757)     706         (21)        758     1,443     15,120
Funds

                        Q2 2007   12,003       10,311      (9,250)   1,061         (63)        676     1,674     13,677

                         +/-(%)      14%           1%         (5%)   (33%)          67%        12%     (14%)        11%

Asia Third Party        Q3 2007      903           11          (5)       6           -          71        77        980

                        Q2 2007      835            5          (4)       1           -          67        68        903

                         +/-(%)       8%         120%        (25%)    500%           -          6%       13%         9%

US Retail Mutual        Q3 2007       18           14          (1)      13           -           1        14         32
Funds

                        Q2 2007        5           15          (1)      14           -         (1)        13         18

                         +/-(%)     260%         (7%)           0%    (7%)           -          -         8%        78%


Total Investment        Q3 2007   63,222       13,781     (12,830)     951        (106)      1,972     2,817     66,039
Products

                        Q2 2007   58,968       14,567     (11,491)   3,076         (20)      1,198     4,254     63,222

                         +/-(%)       7%         (5%)        (12%)   (69%)       (430%)        65%     (34%)         4%



Prudential plc - New Business Schedules

Basis of preparation

The new business schedules are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. Products categorised as "insurance" refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under FSA regulations.

The details shown for insurance products include contributions for contracts that are classified under IFRS 4 "Insurance Contracts" as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK Insurance Operations, and Guaranteed Investment Contracts and similar funding agreements written in US Operations.

New business premiums for regular premium products are shown on an annualised basis. Department of Work and Pensions rebate business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option. New Department of Work and Pensions rebate business for SAIF is excluded from the new business schedules. This is because SAIF is solely for the benefit of SAIF policyholders.

Investment products referred to in the tables for funds under management are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contracts under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

The premiums for the first nine months of 2006 for wholesale annuities for UK Insurance operations include GBP592m for a bulk annuity transaction with the Scottish Amicable Insurance Fund (SAIF). SAIF is a closed-ring fenced sub-fund established by a Court approved Scheme of Arrangement in October 1997, which is solely for the benefit of SAIF policyholders. Shareholders have no interest in the profits of this fund, although they are entitled to investment management fees on this business.

From 12 August 2007 the shareholding in CITIC-Prudential funds operation in China has increased from 33% to 49%

Notes to Schedules 1A - 8

(1a) Insurance and investment new business for overseas operations has been calculated using constant exchange rates. The applicable rate for Jackson is 1.99.

(1b) Insurance and investment new business for overseas operations has been calculated using average exchange rates. The applicable rate for Jackson is
1.99 (2006: 1.82).

(2) Represents cash received from sale of investment products.

(3) Annual Equivalents, calculated as regular new business contributions plus 10 per cent single new business contributions, are subject to roundings. PVNBPs are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business. In determining the present value, allowance is made for lapses and other assumptions applied in determining the EEV new business profit.

(4) In Asia, 'Other' insurance operations include Thailand, the Philippines and Vietnam.

(5) Balance includes segregated and pooled pension funds, private finance assets and other institutional clients. Other movements reflect the net flows arising from the cash component of a tactical asset allocation fund managed by PPM South Africa.

(6) New business in India is included at Prudential's 26 per cent interest in the India life operation. Mandatory Provident Fund (MPF) product sales in Hong Kong are included at Prudential's 36 per cent interest in Hong Kong MPF operation.

(7) Balance sheet figures have been calculated at the closing exchange rate. The 2006 balance is shown on a constant exchange rate.

(8) Sales are converted using the year to date average exchange rate applicable at the time. The sterling results for individual quarters represent the difference between the year to date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.

(9) GBP339m of FUM and GBP16m of net flows reported under Prudential Asian funds operations relate to M&G's products distributed through those Asian operations and this amount is also included in M&G's FUM.





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 23 October 2007

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Jon Bunn

                                              Jon Bunn
                                              Director of Public Relations